--------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 SR Telecom Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78464P208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 General Counsel
                         Greywolf Capital Management LP
                        4 Manhattanville Road, Suite 201
                            Purchase, New York 10577
                                 (914) 249-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                         Exhibit Index Found on Page 17

                               Page 1 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    41,159,662 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     41,159,662 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            41,159,662 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Loan Participation LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    31,023,367 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     31,023,367 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            31,023,367 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    125,792,629 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     125,792,629 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            125,792,629 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            16.5% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                 [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    41,159,662 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     41,159,662 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            41,159,662 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    166,952,291 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     166,952,291 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            166,952,291 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 75 Pages

                                       13D
====================
CUSIP No. 78464P208
====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    166,952,291 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     166,952,291 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            166,952,291 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 75 Pages

                                       13D
===================
CUSIP No. 78464P208
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing may be deemed to beneficially own an aggregate of 166,952,291 Shares, which is 21.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    166,952,291 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     166,952,291 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            166,952,291 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 75 Pages

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund own in aggregate 135,928,924 common shares (the "Shares") of SR Telecom Inc. (the "Company"), such amount representing 18.5% of the issued and outstanding Shares of the Company. Greywolf Loan Participation LLC owns CDN$5,273,972.32 principal amount of convertible term loans owed by the Company (the "Convertible Loans"), such Convertible Loans and certain other amounts owing under the Credit Agreement (as defined below) being immediately convertible at a conversion rate of CDN $0.17 per Share. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and assuming no holders of Convertible Loans other than any of the Reporting Persons (as defined below) mentioned herein convert any Convertible Loans, the Reporting Persons may in aggregate be deemed to be the beneficial owners of 21.8% of the Company's Shares through their ownership of Shares or Convertible Loans. Assuming all holders of Convertible Loans including the Reporting Persons mentioned herein convert all outstanding Convertible Loans, the Reporting Persons would be deemed to be the beneficial owners of 19.6% of the Company's Shares. For further information regarding the Convertible Loans, see Items 3, 4 and 6 below.

         Since the filing of the prior Schedule 13D, the Reporting Persons have not acquired or disposed of any Shares. The 550,000 Warrants reported in the prior Schedule 13D expired by their terms unexercised and are no longer included in the Schedule 13D.

Item 2.  Identity And Background
-------  -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares it beneficially owns (through its ownership of Shares);

                  (ii) Greywolf Loan Participation LLC, a Delaware limited liability company ("Greywolf Loan Participation"), with respect to the Shares it beneficially owns (through its ownership of Convertible Loans);

                  (iii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares it beneficially owns (through its ownership of Shares and Convertible Loans)(1);

                  (iv) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the



-------------------------
(1) Greywolf Overseas owns all of the economic interest in, and has the power to vote and dispose of, the Convertible Loans and 31,023,367 Shares issuable upon conversion of the Convertible Loans owned by Greywolf Loan Participation.


                               Page 9 of 75 Pages

                           Shares beneficially owned by Greywolf Capital II (through its ownership of Shares);

                  (iv) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas and Greywolf Capital II (the "Investment Manager"), with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible Loans);

                  (v) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible Loans); and

                   (vi) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation (through their ownership of Shares and/or Convertible Loans).

         (b)      The address of the principal  business and principal office of
(i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

         (c) The principal business of each of Greywolf Capital II and Greywolf Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Greywolf Loan Participation is to invest for the account entities managed by or affiliated with the Investment Manager. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.


                              Page 10 of 75 Pages

Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

         Item 3 of the Schedule 13D is updated as follows:

         On December 7, 2006, Greywolf Loan Participation entered into the Eighth Amendment (the "Eighth Amendment") to the Credit Agreement dated as of May 19, 2005 (the "Credit Agreement") among the Company, BNY Trust Company of Canada as Administrative Agent and Collateral Agent and the lenders thereto. Pursuant to the Eighth Amendment, on December 15, 2006, Greywolf Loan Participation advanced CDN $5,273,972.32 principal amount of Convertible Loans to the Company, which loans are convertible into 31,023,367 Shares. The source of the funds used to advance the Convertible Loans was obtained from working capital.

Item 4.  Purpose Of The Transaction
-------  --------------------------

         Item 4 of the Schedule 13D is updated as follows:

         As of the date of this filing, Greywolf Capital II and Greywolf Overseas own in aggregate 135,928,924 Shares, such amount representing 18.5% of the issued and outstanding Shares of the Company. Greywolf Loan Participation owns CDN$5,273,972.32 principal amount of Convertible Loans, such Convertible Loans and certain other amounts owing under the Credit Agreement being immediately convertible at a conversion rate of CDN $0.17 per Share. Since the filing of the prior Schedule 13D, the 550,000 Warrants reported in the prior
Schedule 13D expired by their terms unexercised and are no longer included in the Schedule 13D. For more information regarding the terms of the Convertible Loans, see Item 6.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Convertible Loans, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Convertible Loans or dispose of any or all of its Shares and/or Convertible Loans depending upon an ongoing evaluation of the investment in the Shares and Convertible Loans, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Convertible Loans which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                              Page 11 of 75 Pages

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated as follows:

         (a)      Greywolf  Capital II,  Greywolf  Overseas  and  Greywolf  Loan
                  --------------------------------------------------------------
                  Participation
                  -------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II, Greywolf Overseas and Greywolf Loan Participation is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the sum of (i) 733,393,060 Shares outstanding as reported by the Company plus (ii) with respect to all Reporting Persons other than Greywolf Capital II and the General Partner, that number of additional Shares that would be issued if Greywolf Loan Participation exercised all of the Convertible Loans it beneficially owns.

                  (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned


                              Page 12 of 75 Pages
                           by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         The Shares (including those beneficially owned through ownership of Convertible Loans) reported hereby for Greywolf Capital II and Greywolf Loan Participation are owned directly by Greywolf Capital II and Greywolf Loan Participation, respectively. With respect to the Shares reported herein by Greywolf Overseas, 94,769,262 Shares are owned directly by Greywolf Overseas and 31,023,367 Shares are owned directly by Greywolf Loan Participation (through its ownership of Convertible Loans). Because Greywolf Overseas has the power to vote and dispose of the Shares owned by Greywolf Loan Participation, Greywolf Overseas may be deemed to beneficially own such 31,023,367 Shares. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Overseas, Greywolf Capital II and Greywolf Loan Participation. Each of the General Partner, the


                              Page 13 of 75 Pages

Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Convertible Loans).

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
          Relationships With Respect To Securities Of The Issuer
          ------------------------------------------------------

         Item 6 of the Schedule 13D is updated as follows:

         Pursuant to the terms and conditions of the Eighth Amendment, the lenders under the Credit Agreement (including Greywolf Loan Participation) have the right to convert their share of the aggregate amount of the Convertible Loans, all "in kind" interest and other accrued and unpaid interest thereon into Shares at a conversion rate of CDN $0.17 per Share, subject to adjustment. The Convertible Loans are immediately convertible and can be converted at any time until the maturity date, which is December 16, 2011. The Convertible Loan lenders agreed that if holders of more than 75% of the principal amount of outstanding Convertible Loans direct the holders of the remaining non-converted Convertible Loans to convert their Loans, such remaining holders shall convert their Convertible Loans into Shares.

         As provided for in the Eighth Amendment, the Company and certain of the Convertible Loan lenders entered into a United States amended and restated registration rights agreement dated as of December 15, 2006 and the Company, Greywolf Capital II, Greywolf Loan Participation and Greywolf Overseas entered into a Canadian registration rights agreement dated as of December 15, 2006 (together, the "2006 Registration Rights Agreements") that provides for certain demand registration rights, shelf and piggyback registration rights with respect to all of the Shares reported herein, including the Shares into which the Convertible Loans held by Greywolf Loan Participation are convertible.

         This summary of the Eighth Amendment is qualified in its entirety by the full terms and conditions of such agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about December 13, 2006, and is incorporated herein by reference. This summary of the 2006 Registration Rights Agreements is qualified in its entirety by the full terms and conditions of such agreements, which are filed as Exhibits 3 and 4 to the Schedule 13D and are incorporated herein by reference

         Except for the Purchase Agreement, the Registration Rights Agreement, the Intercreditor Agreement, the May 2005 Term Sheet, the Credit Agreement (each as described in the prior Schedule 13D), the Eighth Amendment, the 2006 Registration Rights Agreements and any other agreements described herein and/or in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
-------  ---------------------------------

         Item 7 of the Schedule 13D is updated as follows:


                              Page 14 of 75 Pages

         The 2006 Registration Rights Agreements are filed as Exhibits 3 and 4 to the Schedule 13D, and are incorporated herein by reference. The Eighth Amendment is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or December 13, 2006, and is incorporated herein by reference.



















                              Page 15 of 75 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2006

                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF ADVISORS LLC, On its own behalf
                         And as the General Partner of GREYWOLF CAPITAL PARTNERS II LP
                         By Jonathan Savitz,
                         Senior Managing Member


                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF GP LLC
                         By Jonathan Savitz,
                         Managing Member


                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF CAPITAL MANAGEMENT LP,
                         On its own behalf
                         And as investment manager or manager to
                         GREYWOLF CAPITAL OVERSEAS FUND
                         And GREYWOLF LOAN PARTICIPATION LLC
                         By Jonathan Savitz,
                         Managing Member of Greywolf GP LLC, its General Partner


                           /s/ Jonathan Savitz
                         -------------------------------------
                         Jonathan Savitz









                              Page 16 of 75 Pages

                                  EXHIBIT INDEX

EXHIBIT 2                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)


EXHIBIT 3                        Amended    and    Restated   (United    States)
                                 Registration   Rights   Agreement  dated as  of
                                 December 15, 2006


EXHIBIT 4                        (Canadian)   Registration    Rights   Agreement
                                 dated as of December 15, 2006























                              Page 17 of 75 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 18, 2006


                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF ADVISORS LLC,
                         On its own behalf
                         And as the General Partner of
                         GREYWOLF CAPITAL PARTNERS II LP
                         By Jonathan Savitz,
                         Senior Managing Member


                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF GP LLC
                         By Jonathan Savitz,
                         Managing Member


                           /s/ Jonathan Savitz
                         ----------------------------------------
                         GREYWOLF CAPITAL MANAGEMENT LP,
                         On its own behalf
                         And as investment manager or manager to
                         GREYWOLF CAPITAL OVERSEAS FUND
                         And GREYWOLF LOAN PARTICIPATION LLC
                         By Jonathan Savitz,
                         Managing Member of Greywolf GP LLC, its General Partner


                           /s/ Jonathan Savitz
                         -------------------------------------
                         Jonathan Savitz




                              Page 18 of 75 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D



               Amended and Restated Registration Rights Agreement



                                  by and among



                                 SR Telecom Inc.



                                       and



                            The Parties Specified on
                           the Signature Pages Hereof






                          Dated as of December 15, 2006




                              Page 19 of 75 Pages

                                 SR TELECOM INC.

               AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

     This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of December 15, 2006 is made and entered into among SR Telecom Inc., a Canadian corporation (together with its successors and assigns, the "Company"), and certain holders (collectively, the "Holders") of the Company's Common Shares (the "Common Stock"), and/or Convertible Notes (as defined below) specified on the signature pages hereof. Capitalized terms, unless otherwise specifically identified, have the meanings set forth in Section 13.

     WHEREAS, on February 1, 2006, certain Holders acquired Common Stock pursuant to those certain Share Purchase Agreements dated as of January 23, 2006 by and between the Company and each of such Holders (the "Purchase Agreements") and, in connection with each of the Purchase Agreements, the Company granted such Holders certain registration rights with respect to the Common Stock issued pursuant to the Purchase Agreement (the "Purchase Agreement Shares") pursuant to a Registration Rights Agreement dated as of February 1, 2006 (the "Existing Registration Rights Agreement"); and

     WHEREAS, certain Holders as of the date hereof have entered into that certain Eighth Amending Agreement between the Company, as borrower, BNY Trust Company of Canada, as agent, and the lenders party thereto, further amending the Credit Agreement, dated as of May 19, 2005, among the Company, BNY Trust Company of Canada and the lenders party thereto (as the same may from time to time be amended, restated, modified or supplemented, the "Credit Agreement"); and

     WHEREAS, pursuant to the Credit Agreement, the lenders thereunder have made a convertible term loan to the Company, which loan is convertible into shares of Common Stock (such underlying shares of Common Stock, the "Credit Agreement Shares" and, together with the Purchase Agreement Shares, the "Shares");

     WHEREAS,  in connection with the Credit  Agreement,  the Company desires to
grant  the  Holders  that  are  lenders  under  the  Credit  Agreement   certain
registration rights with respect to the Credit Agreement Shares; and

     WHEREAS, the parties to the Existing  Registration Rights Agreement wish to
amend  and  restate  such   agreement  on  the  terms  hereof  to  include  such
registration rights with respect to the Credit Agreement Shares;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. DEMAND REGISTRATION.

          (a) Request by Holders. If the Company receives at any time a written request from a Holder that the Company register Registrable Securities held by a Holder (a




                              Page 20 of 75 Pages

     "Demand Request"), then the Company shall promptly, but in any event within two (2) Business Days, notify all Holders in writing of the receipt of such Demand Request and:

               (i) use reasonable best efforts to cause to be filed or confidentially submitted, as soon as practicable, but in any case within forty-five (45) days of the date of delivery to the Company of the Demand Request, a registration statement covering such Registrable Securities (the "Demand Registration Statement") which the Company has been so requested to register by the Holder (such Holder, together with its respective Affiliates (other than the Company), a "Requesting Holder"), providing for the registration under the Securities Act of such Registrable Securities to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended method of distribution specified in such Demand Request;

               (ii) use its reasonable best efforts to have such registration statement declared effective by the Commission as soon as practicable thereafter but in any event within ninety (90) days of the date of delivery of the Demand Request; and

               (iii) refrain from filing any other registrations with respect to any other securities of the Company until such date which is forty-five  (45)  days  following  effectiveness  of the  registration statement filed in response to the Demand Request other than registrations filed pursuant to or in connection with the Prior Registration Rights Agreement.

     (b) Postponements. Following delivery of a Demand Request, the Company may postpone for up to fifteen (15) Business days the filing or effectiveness of a registration statement effected pursuant to this Section 1 if in the good faith judgment of the board of directors of the Company, the filing or effectiveness of the registration statement or applicable securities laws (A) would reasonably be expected to have a material adverse effect on any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction or (B) would require the Company in its sole and reasonable discretion to disclose material non-public information about the Company ("Non-Public Information") and the disclosure of such Non-Public Information would materially and adversely affect the business and operations of the Company; provided, however, that immediately following such postponement, the Company shall file or request effectiveness of the registration statement effected pursuant to this Section 1.

     (c) Effective Registration Statement. A registration requested pursuant to this Section 1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective (unless a substantial cause of the failure of such registration statement to become effective shall be attributable to the Requesting Holder) and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time (not to exceed 270 days) as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Requesting Holder set forth in such registration statement; or (ii) if, after it has become effective, such registration is interfered with by any stop




                              Page 21 of 75 Pages
order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Requesting Holder.

     (d) Limitations on Demand Requests. Each Holder shall have the right to make up to two (2) Demand Requests pursuant to this Section 1 to the Company. The Company shall not be required to comply with a Demand Request unless the reasonably anticipated aggregate gross proceeds (before any underwriting discounts and commissions) would equal or exceed US$2,000,000. No Holder may make a Demand Request if it is able to sell its Registrable Securities pursuant to Rule 144(k) under the Securities Act, or any successor provision, without any limitations.

     (e) Cancellation of Registration. Each Requesting Holder shall have the right to cancel a proposed registration of Registrable Securities pursuant to this Section 1 when the request for cancellation is based upon material adverse information relating to the Company that is different from the information known by such Requesting Holder at the time of the Demand Request. Such cancellation of a registration shall not be counted as one of the two (2) Demand Requests and notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the expenses of such Requesting Holder incurred in connection with the registration prior to the time of cancellation.

     (f) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this
Section 1.

     (g) Suspension. The Company may, by notice given to the applicable Requesting Holder, require such Requesting Holder not to make any sale of Registrable Securities pursuant to a Demand Registration Statement effected pursuant to this Section 1 if, in the reasonable good faith judgment of the board of directors of the Company, (A) securities laws applicable to such sale would require the Company to disclose Non-Public Information and (B) the disclosure of such Non-Public Information would reasonably be expected to have a material adverse effect on the business or operations of the Company or any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction. In the event that sales under the Demand Registration Statement are suspended because of the obligation to disclose Non-Public Information, the Company will notify such Requesting Holder promptly upon such Non-Public Information being included by the Company in a filing with the Commission, being otherwise disclosed to the public (other than through the actions of such Requesting Holder) or ceasing to be material to the Company, and upon such notice being given by the Company, such Requesting Holder shall again be entitled to sell Registrable Securities pursuant to such Demand Registration Statement. Notwithstanding the foregoing, the right of the Company pursuant to this clause (g) to require such Requesting Holder to suspend sales under such registration statement shall not extend for more than forty-five (45) consecutive days and shall not exceed ninety (90) total days in any rolling period of twelve (12) consecutive months during which the Registrable Securities are saleable pursuant to a registration statement; provided, however, that the period of time, if any, used by the Company pursuant to Section 1(b) to delay the filing or effectiveness of the registration statement shall be counted towards this ninety (90) day period.




                              Page 22 of 75 Pages

     2. FORM F-3 REGISTRATION.

     (a) Request by a Requesting Holder. A Requesting Holder may request at any time that the Company file a registration statement under the Securities Act on Form F-3 (or similar or successor form) covering the sale or other distribution of all or any portion of the Registrable Securities held by such Requesting Holder pursuant to Rule 415 under the Securities Act (a "Form F-3 Demand") if
(i) the reasonably anticipated aggregate gross proceeds (before any underwriting discounts and commissions) would equal or exceed US$1,000,000, (ii) the Company is a registrant qualified to use Form F-3 (or any similar or successor form) to register such Registrable Securities and (iii) the plan of distribution of the Registrable Securities is other than pursuant to an underwritten public offering. If such conditions are met, the Company shall use its reasonable best efforts to register under the Securities Act on Form F-3 (or any similar or successor form) at the earliest practicable date but in any event within thirty
(30) days of the Form F-3 Demand, for sale in accordance with the method of disposition specified in the Form F-3 Demand, the number of Registrable Securities specified in such Form F-3 Demand. In connection with a Form F-3 Demand, the Company agrees to include in the prospectus included in any registration statement on Form F-3, such material describing the Company and intended to facilitate the sale of securities being so registered as is reasonably requested for inclusion therein by the Requesting Holder, whether or not the rules applicable to preparation of Form F-3 require the inclusion of such information. No Holder may make a Form F-3 Demand if it is able to sell its Registrable Securities pursuant to Rule 144(k) under the Securities Act, or any successor provision, without any limitations.

     (b) Postponements. Following delivery of a Form F-3 Demand by a Requesting Holder, the Company may postpone for up to forty-five (45) days the filing or effectiveness of a Form F-3 registration statement effected pursuant to this
Section 2 if in the good faith judgment of the board of directors of the Company, the filing or effectiveness of a Form F-3 registration statement or applicable securities laws (A) would reasonably be expected to have a material adverse effect on any proposed financing or recapitalization of the Company or pending negotiations relating to a merger, consolidation, acquisition or similar transaction or (B) would require the Company to disclose Non-Public Information and the disclosure of such Non-Public Information would materially and adversely affect the business and operations of the Company; provided, however, that such right to delay or defer a Form F-3 Demand shall be exercised by the Company not more than twice in any twelve (12) month period and during such time the Company may not file a registration statement for securities to be issued and solely for its own account or for that of any other holders. Upon the expiration of such forty-five (45) day period, or earlier upon such Non-Public Information being included by the Company in a filing with the Commission, being otherwise disclosed to the public (other than through the actions of a holder of Registrable Securities) or ceasing to be material to the Company, the Company will as soon as possible file or have declared effective such registration statement of Form F-3. Form F-3 Demands will not be deemed to be Demand Requests as described in Section 1 hereof and a Requesting Holder shall have the right to request an unlimited number of Form F-3 Demands. Notwithstanding the foregoing, the Company shall not be obligated to file more than one (1) registration statement on Form F-3 pursuant to this Section 2 in any given six (6) month period.

     (c) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this
Section 2.




                              Page 23 of 75 Pages

     3. PIGGYBACK REGISTRATIONS.

     (a) Right to Piggyback. If the Company proposes to file any registration statement (other than a registration statement filed pursuant to any of the Prior Registration Rights Agreement) under the Securities Act for the purposes of a public offering of its securities (whether or not for sale for its own account and including, but not limited to, registration statements relating to secondary offerings of securities of the Company (including any such registration statement filed pursuant to Section 1 or 2 hereof)) (a "Piggyback Registration"), the Company will give prompt written notice to all the Holders of its intention to effect such a registration and shall, subject to Section 3(b), use all commercially reasonable efforts to include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 30 days after the receipt of the Company's notice; provided, however, that the Company (or a Requesting Holder in the case of a registration statement filed pursuant to Section 1 or 2 hereof) may at any time withdraw or cease proceeding with any such Piggyback Registration if it (or a Requesting Holder in the case of a registration statement filed pursuant to Section 1 or 2 hereof) will at the same time withdraw or cease proceeding with the registration of all other Company securities originally proposed to be registered. The rights to Piggyback Registration may be exercised an unlimited number of occasions. Any Holder shall have the right to withdraw such Holder's request for inclusion of such Holder's Registrable Securities in any registration statement filed in connection with a Piggyback Registration by giving written notice to the Company of such withdrawal within five (5) Business Days prior to the anticipated effectiveness of such registration statement in connection therewith.

     (b) Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten offering and the Managing Underwriter advises the Company (and a Requesting Holder in the case of a registration statement filed pursuant to
Section 1 or 2 hereof) in writing (with a copy to each party hereto requesting registration of Registrable Securities) that in its opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of such offering (the "Maximum Offering Quantity"), the Company will include in such registration securities in the following priority:

          (i) first, the securities the Company proposes to sell (in the case of a Company initiated filing) or the Requesting Holder proposes to sell in the case of a registration statement filed pursuant to Section 1 or 2 hereof;

          (ii) second, to the extent (and only to the extent) that the Maximum Offering Quantity exceeds the aggregate amount of Registrable Securities which are requested to be included in such registration, subject any obligation of the Company's to first include registrable securities under the Prior Registration Rights Agreement, the Company shall include in such registration Registrable Securities requested to be included by the other Holders, and if such number exceeds the remaining Maximum Offering Quantity, the Company shall include only such other Holders' pro rata share of the remaining Maximum Offering Quantity based on the amount of Registrable Securities beneficially owned on a fully converted basis by such other Holders; and





                              Page 24 of 75 Pages

          (iii) third, to the extent (and only to the extent) that the Maximum Offering Quantity exceeds the aggregate amount of Registrable Securities which are requested to be included in such registration, the Company shall include in such registration any other securities requested to be included in the offering; provided, that the Company shall not include in any Piggyback Registration any securities that are not Registrable Securities (other than securities the Company proposes to sell and other than as required by the Prior Registration Rights Agreement) without the prior written consent of Holders that hold a majority of the Registrable Securities to be included in the Piggyback Registration.

Notwithstanding the foregoing, in the event of a demand registration filed pursuant to a Form F-3 Demand, the Registrable Securities to be included in such registration statement shall be divided pro-rata among the Requesting Holder and all other Holders that have exercised piggyback rights pursuant to this Section 3.

     (c) No Effect on Demand Registrations.  No registration effected under this
Section 3 shall be deemed to have been effected pursuant to Section 1 or 2 hereof or shall relieve the Company of its obligation to effect any registration upon request under Section 1 or 2 hereof.

     (d) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each registration effected in accordance with this
Section 3.

     4. REGISTRATION PROCEDURES.

     If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the foregoing, the Company in each such case will:

     (a) as far in advance as reasonably practical before filing a registration statement or any amendment thereto, will furnish to the holders of the Registrable Securities included in such registration statement copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits), and any such holder shall have three (3) Business Days to object to any Holder Information contained therein and the Company will make the corrections reasonably requested by such Holder with respect to such information;

     (b) subject to Section and paragraph (f) below, use its reasonable best efforts to prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until such time (not to exceed 270 days after such registration statement shall have been declared effective)




                              Page 25 of 75 Pages
as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition thereof;

     (c) promptly notify each holder of Registrable Securities included on a registration statement (and the underwriters, if any):

          (i) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

          (ii) of the notification to the Company by the Commission of the issuance of any stop order suspending the effectiveness of such registration statement, or of any order preventing or suspending the use of any preliminary prospectus; and

          (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or the exemption from qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose.

     (d) furnish to each holder of Registrable Securities covered by such registration statement, not later than two (2) Business Days after filing with the Commission, such number of copies of the prospectus contained in such registration statement (including any summary prospectus and prospectus supplements) that has been declared effective and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder's Registrable Securities as such holder may reasonably request to facilitate the disposition of its Registrable Securities;

     (e) use its reasonable best efforts to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each holder thereof may reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any jurisdiction unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

     (f) promptly notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event, the existence of any condition or any information becoming known as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to




                              Page 26 of 75 Pages
state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of any such holder promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, the Company shall not be required to furnish such supplement or amendment at any time that sales of Registrable Securities are suspended under the circumstances described in Section 1(g) for as long as such sales are suspended;

     (g) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement of the Company which complies with the provisions of Rule 158 of the Securities Act;

     (h)  make  available  for  inspection  by  any  Holder  and  any  attorney, accountant or other agent retained by any such Holder (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, employees and its counsel and its subsidiaries to supply all information reasonably requested by any such Inspector in connection with such registration statement; provided that nothing in this Agreement will require the waiver of any privilege or the disclosure of any information that would result in any such waiver. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential will not be disclosed by the Inspectors unless (i) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (ii) the information in such Records has been made generally available to the public; provided, however, that prior notice will be provided as promptly as practicable to the Company of the potential disclosure of any information by such Inspector pursuant to clause
(i) of this sentence in order to permit the Company to obtain a protective order (or to waive the provisions of this paragraph). The Company may request the Inspectors enter into a standard confidentiality agreement to this effect prior to furnishing any confidential information. The seller of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

     (i) provide a transfer agent and a registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

     (j) provide a CUSIP number for all Registrable Securities not later than the effective date on which a registration pursuant to this Agreement is effected;

     (k) in the case of an Underwritten Offering, enter into an underwriting agreement and take all such other actions in connection therewith in order to expedite and




                              Page 27 of 75 Pages
facilitate the disposition of such Registrable Securities, in each case as the underwriters determine is reasonable and customary in transactions of this kind, and in connection therewith: (1) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in secondary underwritten offerings; (2) obtain opinions of counsel to the Company (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the underwriters of such Registrable Securities and shall cover the matters customarily covered in opinions requested in secondary underwritten offerings); (3) obtain "cold comfort" letters from the independent public accountants of the Company addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with secondary underwritten offerings; and (4) deliver such documents and certificates as may be reasonably requested by the managing underwriters to evidence compliance with clause (1) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company in respect of the relevant offering; and

     (l) ensure that (i) any registration statement and any amendment thereto and any prospectus forming a part thereof and any supplement thereto complies in all material respects with the Securities Act and the rules and regulations of the Commission thereunder, (ii) any registration statement and any amendment thereto, at the time each becomes effective (in either case, other than with respect to Holder Information), does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any prospectus forming a part of any registration statement, and any supplement to such prospectus (in either case, other than with respect to Holder Information), as of the date of each, does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     The Company may require each holder of Registrable Securities as to which any registration is being effected to, and each such holder, as a condition to including Registrable Securities in such registration, shall, furnish the Company with such information and affidavits regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

     Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (f), such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph 4(f) and, if so directed by the Company, will deliver to the Company or destroy all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

     5. [RESERVED]

     6. HOLDBACK AGREEMENTS.




                              Page 28 of 75 Pages

     If and to the extent requested by the Managing Underwriter (such request to be made at least five (5) Business Days in advance of the beginning of the holdback period), each holder of Registrable Securities agrees, to the extent permitted by law, not to effect any public sale or distribution (including a sale under Rule 144) of Registrable Securities, or securities convertible into or exchangeable or exercisable for Registrable Securities, during the 90 days after the effective date of any registration statement filed by the Company in connection with an Underwritten Offering of common shares (or securities convertible into or exercisable or exchangeable for common shares) on behalf of the Company (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such registration statement, whether or not such holder participates in such registration and each such holder of Registrable Securities shall sign a customary agreement with the Managing Underwriter with respect to the matters set forth above to the extent requested by the Managing Underwriter. These restrictions in this Section shall only apply to the holders of Registrable Securities in connection with any registration statement filed by the Company in connection with a primary offering of common stock on behalf of the Company and only to the extent that all other holders of Registrable Securities, executive officers of the Company, directors of the Company, all shareholders that are an Affiliate of a director of the Company and all beneficial holders of 10% or more of the Company's outstanding common shares agree to or are bound by the same restrictions.

     7. INDEMNIFICATION.

     (a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless each Holder of Registrable Securities included in any registration statement filed in connection with this Agreement, its directors, officers, members, partners, trust beneficiaries and shareholders, and each other Person, if any, who controls any such Holder within the meaning of the Securities Act, against any losses, claims, damages, expenses or liabilities (as actions or proceedings in respect thereof), joint or several (together, "Losses"), to which such Holder or any such director, officer, member, partner or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading and the Company will reimburse such Holder and each such director, officer, member, partner and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending against any such Loss (or action or proceeding in respect thereof); provided, however, that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) (i) is caused by or contained in any information relating to such Holder furnished in writing to the Company by such Holder expressly for use in such registration statement, preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, (ii) is caused by such Holder's failure to deliver a copy of the current prospectus simultaneously with or prior to such sale after the Company has furnished such Holder with a sufficient number of copies of such




                              Page 29 of 75 Pages
prospectus correcting such material misstatement or omission, or (iii) arises in respect of any offers to sell or sales made during any period when a Holder is required to discontinue sales under Sections 1(g), 4(c)(ii) or (iii) or 4(f) (and after such Holder has received notice as contemplated by any of such Sections). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any such director, officer, member, partner, trust beneficiaries, shareholders or controlling Person, and shall survive the transfer of such securities by such Holder pursuant to Section 14(g) of this Agreement.

     (b) Indemnification by the Holders. Each holder of Registrable Securities which are included or are to be included in any registration statement filed in connection with this Agreement, as a condition to including Registrable Securities in such registration statement, shall, to the full extent permitted by law, severally and not jointly, indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished or confirmed in writing by such holder of Registrable Securities to the Company; provided, however, that in no event shall any indemnity provided by a Holder under this
Section 7(b) exceed the net proceeds from the offering received by such Holder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, member, partner, trust beneficiaries, shareholder or controlling Person and shall survive the transfer of such securities by such Holder pursuant to Section 14(g) of this Agreement.

     (c) Notices of Claims, Etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this Section 7, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this Section, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, jointly with any other Indemnifying Party similarly notified to the extent that it may wish, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party may participate in such defense at the Indemnified Party's expense; and provided further that the Indemnified Party (or Indemnified Parties) shall have the right to employ




                              Page 30 of 75 Pages
one counsel and one local counsel to represent it (or them, collectively) if, in the reasonable judgment of the Indemnified Party or Indemnified Parties, it is advisable for it (or them) to be represented by separate counsel by reason of having legal defenses which are different from or in addition to those available to the Indemnifying Party, and in that event the reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party; provided further, however, that if certain Indemnified Party (or Indemnified Parties) shall have reasonably concluded, after consultation with counsel, that there may be defenses available to it (or them) that are different from, additional to, or in conflict with those available to one or all of the Indemnified Parties such Indemnified Party (or Indemnified Parties) shall have the right to employ separately one counsel and one local counsel to represent it (or them, collectively), and in that event the reasonable fees and expenses of such one counsel, shall also be paid by the Indemnifying Party. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

     (d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

     No  Indemnified  Party guilty of fraudulent  misrepresentation  (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation. No contribution shall be made by an Indemnifying Party under circumstances where such Party would not have been liable for indemnification under the fault standards of Section 7. Moreover, contribution by a Holder of Registrable Securities shall be limited in amount to the net amount of proceeds received by such Holder from the sale of such Registrable Securities pursuant to the




                              Page 31 of 75 Pages
related registration statement. The provisions of this Section 7(d) shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 7(d) and shall survive the transfer of Registrable Securities by the Holders pursuant to Section 14(g) of this Agreement.

     (e) Indemnification Payments. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred, provided that each Indemnified Party shall repay such payments if and to the extent it shall be determined by a court of competent jurisdiction that such recipient is not entitled to such payment.

     8. LISTING REQUIREMENT.

     To the extent the Company then has such class of common shares listed on a U.S. national securities exchange or quoted on a U.S. national automated interdealer quotation system, the Company will use its commercially reasonable best efforts to list the common shares included in any registration statement filed pursuant to this Agreement, on such U.S. national securities exchange or to have the common shares included in a registration statement quoted on such U.S. national automated interdealer quotation system as promptly as practicable following the declaration of effectiveness of any registration statement contemplated hereby.

     9. RULE 144

     As long as any Holder owns Registrable Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. As long as any Holder owns Registrable Securities, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the Holders and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Registrable Securities without registration under the Securities Act. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized office as to whether it has complied with such requirements.

     10. OTHER REGISTRATION RIGHTS.

     Other than this Agreement, that certain Amended and Restated Canadian Registration Rights Agreement dated the date hereof by and among the Company and the parties thereto, that certain Canadian registration rights agreement dated the date hereof entered into with Greywolf Capital Management LP and that certain Registration Rights Agreement by and among the company and certain parties dated as of August 22, 2005 (the "Prior Registration




                              Page 32 of 75 Pages

Rights Agreement"), the Company represents and warrants to the Holders that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction. The Company agrees that, for so long as any Holder is entitled to registration rights under this Agreement, the Company shall not enter into any agreement granting registration rights with respect to the Company's capital stock that conflicts with or impairs, or has any priority over, the registration rights granted hereby. Notwithstanding anything herein to the contrary, in no event shall any provision hereof be construed in a manner that conflicts with or impairs, or has any priority over, the registration rights granted pursuant to the Prior Registration Rights Agreement. The rights granted hereunder are subject in all respects to the rights granted pursuant to the Prior Registration Rights Agreement.

     11. LIQUIDATED DAMAGES.

     The Company and the Holders agree that the Holders of Registrable Securities will suffer damages if the Company fails to fulfill its obligations under Section 1 or 2 of this Agreement and that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, the Company agrees to pay liquidated damages ("Liquidated Damages") on the Registrable Securities requested to be registered either pursuant to a Demand Request or a Form F-3 Demand (collectively, "Demand Registrable Securities") under the circumstances and to the extent set forth below (each of which shall be given independent effect; each a "Registration Default"):

     (a) if the Corporation does not file, to the extent required hereunder, as applicable: (i) a Demand Registration Statement with the Commission within forty-five (45) days after the date of the delivery of the Demand Request or
(ii) a Form F-3 registration statement within thirty (30) days after delivery of the Form F-3 Demand, Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities;

     (b) if the Corporation fails to keep the Demand Registration Statement or Form F-3 effective in compliance with the provisions of the Securities Act with respect to the disposition or all Demand Registrable Securities covered by such registration statement until such time (not to exceed 270 days) as all of such Demand Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Holders set forth in such registration statement, Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities;

     (c) if the Demand Registration Statement is not declared effective by the Commission within ninety (90) days after the date of delivery of the Demand Request or if the Form F-3 registration statement is not declared effective by the Commission within thirty (30) days of the date of delivery of the From F-3
Demand:

          (i)  Liquidated   Damages  shall  accrue  on  the  Demand  Registrable
     Securities at a rate of 0.5% per annum on the Amount of Demand




                              Page 33 of 75 Pages

     Registrable Securities for the thirty (30) day period following the 90th day or 30th day, as applicable, after the date of delivery of the Demand Request;

          (ii) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 1% per annum on the Amount of Demand Registrable Securities for the thirty (30) period following the 120th day or 60th day, as applicable, after the date of delivery of the Demand Request;

          (iii) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 1.5% per annum on the Amount of Demand Registrable Securities for the thirty (30) period following the 150th day or 90th day, as applicable, after the date of delivery of the Demand Request; and

          (iv) Liquidated Damages shall accrue on the Demand Registrable Securities at a rate of 2% per annum on the Amount of Demand Registrable Securities for the period following the 180th day or 120th day, as applicable, after the date of delivery of the Demand Request;

provided, however, that upon cure of the circumstance giving rise to Liquidated Damages, Liquidated Damages on the Demand Registrable Securities as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

          The Company shall notify the Holders of Demand Registrable Securities within two Business Days after each and every date on which an event occurs in respect of which Liquidated Damages is required to be paid. Any amounts of Liquidated Damages due pursuant to this Section will be payable in cash monthly on the last day of each month (each, a "Damages Payment Date"), commencing with the first such date occurring after any such Liquidated Damages commences to accrue, pro rata to the Holders with respect the Demand Registrable Securities that are the subject of the applicable Registration Default. The amount of Liquidated Damages for Demand Registrable Securities will be determined by multiplying the applicable rate of Liquidated Damages by the Amount of Demand Registrable Securities that are the subject of the applicable Registration Default outstanding on the Damages Payment Date following such Registration Default in the case of the first such payment of Liquidated Damages with respect to a Registration Default (and thereafter at the next succeeding Damages Payment Date until the cure of such Registration Default), multiplied by a fraction, the numerator of which is the number of days such Liquidated Damages rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.

     12. NOTICE AND QUESTIONNAIRE.

     Each Holder wishing to sell Registrable Securities pursuant to a registration statement and related prospectus hereunder agrees to deliver at least three (3) Business Days prior to any intended distribution of Registrable Securities under such registration statement such information regarding such Holder, the Registrable Securities held by such Holder as set forth in the Notice and Questionnaire in the form attached hereto as Exhibit A (a "Notice and Questionnaire"); provided, that a Holder shall not be required to deliver such Notice and





                              Page 34 of 75 Pages

Questionnaire prior to any such intended distribution to the extent it has previously provided a Notice and Questionnaire.

     13. DEFINITIONS.

     Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Agreement:

     "Affiliate" means, with respect to any Person, (i) any other Person of which securities or other ownership interests representing more than fifty percent (50%) of the voting interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person or
(ii) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person. As used herein, "Control,", whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities or otherwise.

     "Agreement" means this Amended and Restated Registration Rights Agreement, as the same shall be amended or modified from time to time.

     "Amount of Demand Registrable Securities" means the aggregate number of Registrable Securities requested by the Holders to be registered pursuant to a Demand Registration or a Form F-3 Demand, as applicable, multiplied by the par value of the aggregate Demand Registrable Securities.

     "Business Day" means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

     "Commission" means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

     "Company" has the meaning ascribed to it in the preamble.

     "Damages Payment Date" has the meaning ascribed to it in Section 11.

     "Demand Request" has the meaning ascribed to it in Section 2(a).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Form F-3" means Form F-3 promulgated by the Commission under the Securities Act, or any successor or similar (including a Form F-10, if available) registration statement.

     "Form F-3 Demand" has the meaning ascribed to it in Section 2(a).

     "Holder" has the meaning ascribed to it in the preamble.




                              Page 35 of 75 Pages

     "Holder Information" means information furnished in writing or confirmed in writing to the Company by or on behalf of a Holder specifically for use in a registration statement filed by the Company pursuant to this Agreement.

     "Indemnified  Party" means a party entitled to indemnity in accordance with
Section 7.

     "Indemnifying Party" means a party obligated to provide indemnity in accordance with Section 7.

     "Inspectors" has the meaning ascribed to it in Section 4(h).

     "Liquidated Damages" has the meaning ascribed to it in Section 11.

     "Losses" has the meaning ascribed to it in Section 7(a).

     "Managing Underwriter" means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

     "Maximum  Offering  Quantity"  shall have the meaning  ascribed  thereto in
Section 3(b) hereof.

     "NASD" means the National Association of Securities Dealers, Inc.

     "Non-Public Information" has the meaning ascribed to it in Section 1(b).

     "Notice and Questionnaire" has the meaning ascribed to it in Section 12.

     "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union or association.

     "Piggyback Registration" shall have the meaning ascribed thereto in Section 3(a) hereof.

     "Public Offering" means any offering of the Company's common shares to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act.

     "Purchase Agreement" has the meaning ascribed to it in the preamble.

     "Prior  Registration  Rights  Agreement" has the meaning  ascribed to it in
Section 10.

     "Records" has the meaning ascribed to it in Section 4(h).

     "Registrable Securities" means (i) the Shares and (ii) any additional securities issued or issuable with respect to (i) above by virtue of any stock split, combination, stock dividend, merger, consolidation or other similar event. As to any particular Registrable Security,




                              Page 36 of 75 Pages
such security shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been sold pursuant to Rule 144, (iii) the holding period applicable to such Registrable Security held by non-affiliates of the Company under Rule 144(k) under the Securities Act, or any successor provision, shall have expired or (iv) they shall have ceased to be outstanding.

     "Registration Default" has the meaning ascribed to it in Section 11.

     "Registration Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Agreement to effect and maintain the registration of Registrable Securities in accordance with
Section 1, 2 or 3, including, without limitation, all registration, filing, securities exchange listing and NASD fees (including Nasdaq fees, if applicable), all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws (including fees of counsel retained by the holders of a majority of Registrable Securities being registered to advise the holders with respect to all of the foregoing matters, not to exceed $25,000 in respect of any one registration statement, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance in connection with an underwritten offering and any fees and disbursements of underwriters customarily paid by issuers or holders of securities, but excluding underwriting discounts and commissions, brokers' fees or fees of similar securities professionals and transfer taxes, if any, in respect of Registrable Securities, which shall be payable by each holder thereof.

     "Requesting Holder" has the meaning ascribed to it in Section 1(a)(i).

     "Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Shares" has the meaning ascribed to it in the preamble.

     "Underwritten Offering" means a registered offering in which securities are sold to one or more underwriters on a firm commitment basis for reoffering to the public.

     14. MISCELLANEOUS.

     (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (registered or certified mail, postage prepaid) to the parties at the following addresses or facsimile numbers:

     If to Holder, to the addresses set forth on the signature pages hereof.





                              Page 37 of 75 Pages

                  If to the Company, to:

                  SR Telecom Inc.
                  8150 TransCanada Highway
                  Montreal, Quebec
                  H4S 1M5
                  Canada
                  Attn:  Chief Financial Officer
                  Telephone No.:  514-335-1210
                  Facsimile No.:  514-956-4405

                  With a copy to:

                  Pillsbury Winthrop Shaw Pittman LLP
                  1540 Broadway
                  New York, NY 10036
                  USA
                  Attn:  Ronald A. Fleming
                  Telephone No.:  212-858-1143
                  Facsimile No.:  212-858-1500

     With respect to any Holder, such notices, requests and other communications shall be sent to their respective addresses set forth on the signature pages to this Agreement or in the stock transfer records regularly maintained by the Company. All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given five days after deposit with the United States Post Office (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     (b) Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     (c) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of each of the Company and Holders owning more than fifty percent (50%) of the Registrable Securities; provided, however, that any amendment or modification affecting Section 2 or Section 3 shall hereof require only the prior written consent of each of the Holders and the Company.






                              Page 38 of 75 Pages

     (d) Waiver. Subject to paragraph (e) of this Section, any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Agreement on any future occasion.

     (e) Consents and Waivers by Holders of Registrable Securities. Any consent of the holders of Registrable Securities pursuant to this Agreement, and any waiver by such holders of any provision of this Agreement, shall be in writing (which may be executed in any number of counterparts) and may be given or taken by Holders owning more than fifty percent (50%) of the Registrable Securities and any such consent or waiver so given or taken will be binding on all the holders of Registrable Securities; provided, however, that any amendment or modification affecting Section 2 or Section 3 hereof shall require only the prior written consent of each of the Holder and the Company.

     (f) No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or assigns. It is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 7.

     (g) Successors and Assigns. This Agreement is binding upon, inures to the benefit of and is enforceable by the Company and the Holders (or the Person or Persons for which a Holder is acting as fiduciary or agent, as the case may be) and their respective successors and assigns; provided, however, that this Agreement shall not inure to the benefit of or be binding upon a successor or assign unless and except to the extent such successor or assign holds Registrable Securities (or, in the case of Registrable Securities in the form of Credit Agreement Shares, such successor or assign holds the convertible term loans that are convertible into such Credit Agreement Shares) and has provided a written instrument to the Company notifying the Company of such transfer and assignment and agreeing in writing to be bound by this Agreement; provided, further, that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms hereof, the Securities Act or any securities or blue sky laws of any jurisdiction.

     (h) Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     (i) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     (j) Remedies. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive





                              Page 39 of 75 Pages
of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

     Damages in the event of breach of this Agreement by a party hereto or any other holder of Registrable Securities would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and each holder of Registrable Securities, by its acquisition of such Registrable Securities, hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity which such Person may have.

     (k) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

     (l) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.




                           [Signatures on next page.]


                              Page 40 of 75 Pages

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.



                              SR TELECOM INC.



                              By:   /s/ illegible
                                    --------------------------------------
                                    Name:
                                    Title:







                              Page 41 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                           B IV CAPITAL PARTNERS, L.P
                             By:  GP Capital IV, LLC, its General Partner
                             By: DDJ Capital Management, LLC, Manager


                           By:   /s/ David J. Breazzano
                                 --------------------------------------
                                 Name:  David J. Breazzano
                                 Title: Member

                           Address:

                           c/o DDJ Capital Management, LLC
                           130 Turner Street
                           Building 3, Suite 600
                           Waltham, MA  02453
                           Telephone: (781) 283-8511
                           Facsimile: (781) 419-9111
                           Attention: Joshua L. McCarthy




                              Page 42 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                             GMAM INVESTMENT FUNDS TRUST II, for the
                             account of the Promark Alternative High Yield Bond Fund (Account No. 7M2E)

                             By:  DDJ Capital Management, LLC, on behalf
                             of GMAM Investment Funds Trust II, for the
                             account of the Promark Alternative High Yield Bond Fund, in its capacity as investment manager



                             By:   /s/ David J. Breazzano
                                   --------------------------------------
                                   Name: David J. Breazzano
                                   Title: Member


                             Address:

                             c/o DDJ Capital Management, LLC
                             130 Turner Street
                             Building 3, Suite 600
                             Waltham, MA  02453
                             Telephone: (781) 283-8511
                             Facsimile: (781) 419-9111
                             Attention: Joshua L. McCarthy



                              Page 43 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                            GMAM INVESTMENT FUNDS TRUST II, for the
                            account of the Promark High Yield Bond Fund
                            (Account No. 7MWD)

                            By: DDJ Capital Management, LLC, on behalf of GMAM Investment Funds Trust II for the account of the Promark High Yield Bond Fund, in its capacity as investment manager



                            By:   /s/ David J. Breazzano
                                  --------------------------------------
                                  Name: David J. Breazzano
                                  Title: Member


                            Address:

                            c/o DDJ Capital Management, LLC
                            130 Turner Street
                            Building 3, Suite 600
                            Waltham, MA  02453
                            Telephone: (781) 283-8511
                            Facsimile: (781) 419-9111
                            Attention: Joshua L. McCarthy



                              Page 44 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                     DDJ CANADIAN HIGH YIELD FUND
                        By:  DDJ Capital Management, LLC, its
                        attorney-in-fact


                     By: /s/ David J. Breazzano
                        --------------------------------------
                        Name: David J. Breazzano
                        Title: Member


                     Address:

                     c/o DDJ Capital Management, LLC
                     130 Turner Street
                     Building 3, Suite 600
                     Waltham, MA  02453
                     Telephone: (781) 283-8511
                     Facsimile: (781) 419-9111
                     Attention: Joshua L. McCarthy



                              Page 45 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                        DDJ OCTOBER FUND ONSHORE FEEDER,
                        LIMITED PARTNERSHIP

                        By:  October G.P., LLC, its general partner

                        By:  DDJ Capital Management, LLC, its Manager


                        By:   /s/ David J. Breazzano
                              --------------------------------------
                              Name: David J. Breazzano
                              Title: Member


                        Address:

                        c/o DDJ Capital Management, LLC
                        130 Turner Street
                        Building 3, Suite 600
                        Waltham, MA  02453
                        Telephone: (781) 283-8511
                        Facsimile: (781) 419-9111
                        Attention: Joshua L. McCarthy



                              Page 46 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                        OCTOBER OS INVESTMENT SUB 2006, LTD.

                        By:   DDJ Capital Management, LLC, in its
                        capacity as Investment Manager


                        By:   /s/ David J. Breazzano
                              --------------------------------------
                              Name: David J. Breazzano
                              Title: Member


                        Address:

                        c/o DDJ Capital Management, LLC
                        130 Turner Street
                        Building 3, Suite 600
                        Waltham, MA  02453
                        Telephone: (781) 283-8511
                        Facsimile: (781) 419-9111
                        Attention: Joshua L. McCarthy



                              Page 47 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                         THE OCTOBER FUND LIMITED PARTNERSHIP
                              By:  October G.P., LLC, its General Partner
                              By:  DDJ Capital Management, LLC, its
                              Manager


                         By:   /s/ David J. Breazzano
                               --------------------------------------
                               Name: David J. Breazzano
                               Title: Member


                         Address:

                         c/o DDJ Capital Management, LLC
                         130 Turner Street
                         Building 3, Suite 600
                         Waltham, MA  02453
                         Telephone: (781) 283-8511
                         Facsimile: (781) 419-9111
                         Attention: Joshua L. McCarthy





                              Page 48 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                          GREYWOLF CAPITAL MANAGEMENT L.P., on
                          behalf of Greywolf Capital Overseas Fund and
                          Greywolf Capital Partners II LP


                          /s/ Michelle Lynd
                          ------------------------------


                          By:   Michelle Lynd
                                Authorized Signatory
                                --------------------------------------
                                Name:
                                Title:

                                           Greywolf Capital Management LP
                                           4 Manhattanville Road
                                           Suite 201
                                Address:   Purchase, NY 10577


                                Phone number: 914-251-8200
                                Facsimile number: 917-251-8244
                                Attention: J. McInnis






                              Page 49 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                                 MORGAN STANLEY & CO. INCORPORATED



                                 By:   /s/ Jeff Markowitz
                                       --------------------------------------
                                       Name: Jeff Markowitz
                                       Title: Managing Director


                                       Address:

                                       750 Seventh Avenue, 9th Floor
                                       New York, New York  10019
                                       Telephone: (212) 762-3800
                                       Facsimile:
                                       Attention:




                              Page 50 of 75 Pages

              [Signature Page to the Registration Rights Agreement]



                                   MORGAN STANLEY & CO.
                                   INTERNATIONAL LIMITED



                                   By:   /s/ illegible
                                         --------------------------------------
                                         Name:
                                         Title:


                                         Address:

                                         25 Cabot Square
                                         London, E14 4QA
                                         Telephone: 0207 056 0966
                                         Facsimile: 0207 677 4608
                                         Attention: Charlotte Denham






                              Page 51 of 75 Pages

                                    EXHIBIT A
                                    ---------

                          NOTICE AND QUESTIONNAIRE(1)

1.   (a) Full Legal Name of Selling Shareholder:

         -----------------------------------------------------------------------

     (b) Full Legal Name of Investor (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

         -----------------------------------------------------------------------

2. Address for Notices to Selling Shareholder:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Telephone:
          ----------------------------------------------------------------------

Fax:
    ----------------------------------------------------------------------------

Contact Person:
               -----------------------------------------------------------------

3. Beneficial Ownership of Registrable Securities:

   (a) Type and Principal Amount or number of Registrable Securities beneficially owned:

          -----------------------------------------------------------------

          -----------------------------------------------------------------

   (b)    CUSIP No(s). of such Registrable Securities beneficially owned:

          -----------------------------------------------------------------

          -----------------------------------------------------------------




--------
(1) Capitalized terms not defined herein shall have the meaning ascribed to in the Amended and Restated Registration Rights Agreement, dated December 15, 2006, by and among SR Telecom Inc. and the holders identified in the signature pages.

                              Page 52 of 75 Pages

4. Beneficial Ownership of Other Securities of the Company Owned by the Selling Shareholder.

     Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

     (a)  Type and Amount of Other Securities  beneficially owned by the Selling
          Shareholder:

          ------------------------------------------------------------------

          ------------------------------------------------------------------

     (b)  CUSIP No(s). of such Other Securities beneficially owned:

          ------------------------------------------------------------------

          ------------------------------------------------------------------

5.   Relationships with the Company:

     Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of more than 5% of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

     State any exceptions here:

     ------------------------------------------------------------------

     ------------------------------------------------------------------


6.   Broker-Dealers and their Affiliates

     (a) Is the Selling Shareholder a broker-dealer or an affiliate of a broker-dealer:



      Yes ____          No ____



     If so, please answer the remaining question in this section.

                              Page 53 of 75 Pages

          (i) Please advise whether the Registrable Securities were received by the Selling Shareholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.



     Note that in general we may be required to identify any registered broker-dealer as an underwriter in the prospectus.

          (ii) Except as set forth below, if the Selling Shareholder is a registered broker-dealer, the Selling Shareholder does not plan to make a market in the Registrable Securities. If the Selling Shareholder plans to make a market in the Registrable Securities, please indicate whether the Selling Shareholder plans to use the prospectus relating to the Registrable Securities as a market-making prospectus.

          (b)  Affiliation with Broker-Dealers

               Is the Selling Shareholder an affiliate(2) of a registered broker-dealer?

     Yes ____          No ____

     If so, please answer the remaining question in this section.

     (i) Please describe the affiliation between the Selling Shareholder and any registered broker-dealer.

     (ii) If the Registrable Securities were purchased by the Selling Shareholder other than in the ordinary course of business, please describe the circumstances.

     (iii) Please advise whether the Registrable Securities were received by the Selling Shareholder as compensation for investment banking services or as investment shares, and if so please describe the circumstances.

     (iv) If the Selling Shareholder, at the time of its purchase of Registrable Securities, had any agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities, please describe such agreements or undertakings.

     Note that if the Selling Shareholder is an affiliate of a broker-dealer and did not purchase its Registrable Securities in the ordinary course of business or at the time of the purchase had any agreements or understandings, directly or indirectly, to distribute the



--------
(2) An "affiliate" of a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified. For purposes of this definition, "control", refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a person, whether through the ownership of voting securities or otherwise.

                              Page 54 of 75 Pages
     securities, we may be required to identify the Selling Shareholder as an underwriter in the prospectus.

     (c)       Beneficial Ownership by Natural Persons:

     If the Selling Shareholder is an entity, does any natural person have voting or investing power over the Registrable Securities held by the Selling Shareholder?(3)

     If so, please state the person's or persons' name(s):

7.   Beneficial Ownership by Natural Persons or by a Board or Committee

     Is the Selling Shareholder a reporting entity with the Securities and Exchange Commission?

     If the Selling Shareholder is a majority owned subsidiary of a reporting entity, identify the majority stockholder that is a reporting entity.

     Yes ____          No ____

     If No, please answer the remaining questions in this section.

     (i) Please name the natural person or person(s) having voting and/or investment control over the Selling Shareholder.(4)

     (ii)      If  the  voting  and/or  investment   control  over  the  Selling
               Shareholder is held by board or committee, please state the name of the natural person or person(s) on such board or committee.









--------
(3) Please answer "Yes" if any natural person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Shareholder.

(4) Please include any natural person that, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Shareholder.

                              Page 55 of 75 Pages

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.



Dated:                           Beneficial Owner:
         -----------------                         -----------------------------

                                 By:
                                    --------------------------------------------

                                 Name:
                                      ------------------------------------------

                                 Title:
                                       -----------------------------------------

                              Page 56 of 75 Pages

               PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND
                        QUESTIONNAIRE TO SR TELECOM INC.


                  SR Telecom Inc.
                  8150 Trans-Canada Hwy
                  Montreal, QC H45 1M5
                  Canada
                  Telephone: 514-335-1210
                  Attention: [______________]




                              Page 57 of 75 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D
                                 SR TELECOM INC.



                                     - and -



                            THE PARTIES SPECIFIED ON
                           THE SIGNATURE PAGES HEREOF



















                    CANADIAN REGISTRATION RIGHTS AGREEMENT








                  DATED AS OF THE 15TH DAY OF DECEMBER, 2006









                              Page 58 of 75 Pages

                                TABLE OF CONTENTS

                                                                            Page




ARTICLE I INTERPRETATION.......................................................2
         1.1      Definitions..................................................2
ARTICLE II REGISTRATION RIGHTS.................................................3
         2.1      Demand Registrations.........................................3
         2.2      Piggy-Back Registration Rights.................. ............3
         2.3      Registration Expenses........................................4
         2.4      Short-Form Registrations.....................................4
         2.5      Restrictions on Demand Registrations.........................5
         2.6      Selection of Underwriters....................................6
ARTICLE III REGISTRATION PROCEDURES............................................6
         3.1      Procedures...................................................6
         3.2      Other Sales..................................................8
         3.3      Obligations of Holder........................................8
ARTICLE IV DUE DILIGENCE, INDEMNIFICATION......................................9
         4.1      Preparation; Reasonable Investigation........................9
         4.2      Indemnification.............................................10
ARTICLE V GENERAL.............................................................12
         5.1      No Inconsistent Agreements..................................12
         5.2      Remedies....................................................12
         5.3      Amendments..................................................12
         5.4      Assignment..................................................13
         5.5      Counterparts................................................13
         5.6      Severability................................................13
         5.7      Delays or Omissions.........................................13
         5.8      Descriptive Headings........................................13
         5.9      Governing Law...............................................13
         5.10     Notices.....................................................14
         5.11     Termination.................................................14
         5.12     Prior Registration Rights Agreements........................14






                              Page 59 of 75 Pages

                     CANADIAN REGISTRATION RIGHTS AGREEMENT


                  THIS AGREEMENT is dated as of the 15th day of December, 2006.

BETWEEN

                  SR TELECOM INC., a corporation incorporated under the laws of Canada (the "Company").

                                     - and -

                  The Parties specified on the signature pages hereof.

RECITALS:

         WHEREAS, certain of the parties hereto, other than the Company, currently own 135,928,924 common shares of the Company;

         WHEREAS, certain of the parties hereto as of the date hereof have entered into that certain Eighth Amending Agreement between the Company, as borrower, BNY Trust Company of Canada, as agent, and the lenders party thereto, further amending the Credit Agreement, dated as of May 19, 2005, between the Company, BNY Trust Company of Canada and the lenders party thereto (as the same may from time to time be amended, restated, modified or supplemented, the "Credit Agreement");

         WHEREAS, pursuant to the Credit Agreement, the lenders thereunder, including Greywolf, have made a convertible term loan to the Company which loan and interest accrued thereon are convertible into common shares of the Company (the "Credit Agreement Shares") and shall be evidenced by convertible notes ("Convertible Notes") issued by the Company ( the "Credit Agreement Shares" together with all other common shares now owned or hereafter acquired by the parties hereto, other than the Company, are hereinafter referred to as the "Common Shares");

         WHEREAS, in connection with the Credit Agreement, the Company desires to grant the parties hereto that are lenders under the Credit Agreement certain registration rights with respect to the Credit Agreement Shares and is also desirous of granting the parties hereto that otherwise hold common shares registration rights with respect to the common shares; and

         WHEREAS, the Company and the parties hereto hereby agree that this Agreement shall govern the rights of the parties to cause the Company to qualify for distribution all Common Shares now or hereafter owned by them (including those issuable on conversion of the Convertible Notes);






                              Page 60 of 75 Pages

         NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

                                   ARTICLE I
                                 INTERPRETATION
                                 --------------

1.1      Definitions.
         -----------

In this Agreement, the following terms shall have the meanings set out below.

"Commissions" means the securities commissions or other securities authorities in each of the provinces of Canada.

"Demand Registration" shall have the meaning set out in Section 2.1.

"Greywolf" means Greywolf Capital Management LP or an affiliate thereof.

"Holder" means each of those funds and/or accounts that Greywolf manages or exercises control or direction over that are or hereafter become holders of Common Shares and that are listed on the signature pages of this Agreement, and "Holders" means all of them.

"Person" means an individual, partnership, joint venture, trust, unincorporated association, unincorporated syndicate, corporation or a government or any department or agency thereof.

"Piggy-Back Registration" shall have the meaning set out in Section 2.2.

"Registrable Securities" means:

         (a)      Common Shares; and

         (b) any securities of the Company issued in exchange for or in replacement of the Common Shares owned by the Holder at the date hereof or thereafter (including all Common Shares issuable on conversion of the Convertible Notes).

"Registration" means the qualification of common shares of the Company under any of the Securities Acts for distribution in any or all of the provinces of Canada.

"Registration Expenses" means all expenses (other than fees or commissions payable to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities) in connection with any Demand Registration or Piggy-Back Registration pursuant to this Agreement including, without limitation, the following:

         (a) all fees, disbursements and expenses of counsel and auditors to the Company and the Holder;




                              Page 61 of 75 Pages

         (b) all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;


         (c)      all filing fees of any Commission;

         (d) all transfer agents', depositaries' and registrars' fees and the fees of any other agent appointed by the Company in connection with the Demand Registration;

         (e) all expenses relating to the preparation of certificates for the Registrable Securities; and

         (f) all fees and expenses payable in connection with the listing of any Registrable Securities on each securities exchange or over the counter market on which the Common Shares are then listed.

"Securities Acts" means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, rulings, communiques and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended or replaced.


                                   ARTICLE II
                               REGISTRATION RIGHTS
                               -------------------

2.1      Demand Registrations.
         --------------------

At any time and from time to time, each Holder individually, or together with the other Holders, may require the Company to effect a qualification under the Securities Acts of all or part of the Registrable Securities owned or over which the Holder exercises control or direction for their distribution in any or all of the provinces of Canada, provided that the reasonably anticipated aggregate gross proceeds to be raised (before any underwriting discounts and commissions) would be equal to or exceed $1,000,000 (such qualification being hereinafter referred to as a "Demand Registration"). Any such request shall be in writing and shall specify the number and the class or classes of Registrable Securities to be sold (the "Designated Registrable Securities"), the intended method of disposition and the jurisdictions in which the qualification is to be effected.

2.2      Piggy-Back Registration Rights.
         ------------------------------

If the Company proposes to effect a Registration of common shares for a treasury offering of common shares by the Company or for a secondary offering of common shares, the Company will, at that time, give each Holder prompt written notice of the proposed Registration. Upon the written request of a Holder given within five (5) Business Days after receipt of notice from the Company of the proposed Registration, the Company will use reasonable commercial efforts to, in conjunction with the proposed Registration, cause to be included in such Registration all of the






                              Page 62 of 75 Pages

Registrable Securities held by the Holder that the Holder has requested to be included in such distribution pursuant to the Securities Acts (such qualification of the Registrable Securities held by the Holder being hereinafter referred to as a "Piggy-Back Registration"). If any offering pursuant to this
Section 2.2 involves an underwritten offering and the lead underwriter or underwriters advise the Company in writing that, in their opinion, acting reasonably, the number of Registrable Securities requested by the Holder to be included in such offering either exceeds the number that can be sold in such offering within a price range acceptable to the Company (the "Sale Number") or may materially and adversely affect the success of the offering, the Company will

         (a) in the case of a treasury offering by the Company, include in such offering:

                  (i)      all  common  shares  that  the  Company  proposes  to
                           qualify  for  its  own   account   (the  "New  Common
                           Shares"); and

                  (ii) to the extent the number of New Common Shares is less than the Sale Number, that number of common shares not to exceed the difference between the Sale Number and the number of New Common Shares, with such number of common shares being equal to the aggregate number of

                           (A)      Registrable   Securities   requested  to  be
                                    included by the Holder; and

                           (B) common shares of any other selling shareholder with registration rights, with
                                    (A)  and  (B)  pro  rated  to  each  of  the
                                    seller's respective shareholdings on a fully diluted basis; and

         (b) in the case of a secondary offering, include the number of Registrable Securities agreed upon by the Holder with the other selling shareholders not to exceed the Sale Number or if the selling shareholders cannot agree upon such number not to exceed the Sale Number pro rated to each of the sellers' respective shareholdings on a fully diluted basis.

In the event a Holder does not include in a registration by way of secondary offering any Registrable Securities, it shall not be permitted to effect a Demand Registration for a period of 45 days from the closing of the offering.

2.3      Registration Expenses.
         ---------------------

The Company will pay all Registration Expenses in connection with a Demand Registration and/or a Piggy-Back Registration, provided that, in connection with any one Demand Registration or any one Piggy-Back Registration, the Company shall not be liable for any of the Holders' legal fees in excess of $25,000.

2.4      Short-Form Registrations.
         ------------------------

If at the time a Demand Registration is delivered or at the time that notice of a Piggy-Back Registration is given, the Company has in force a receipt for its Annual Information Form from the Commissions in all of the jurisdictions in which the Demand Registration is to be effected






                              Page 63 of 75 Pages
and meets the eligibility criteria to file a prospectus pursuant to the requirements of National Instrument 44-101 or any successor, rule, regulation or similar instrument established from time to time by Commissions in Canada ("NI 44-101"), the Company will effect such Demand Registration or Piggy-Back Registration by way of a short-form prospectus prepared pursuant to NI 44-101.

2.5      Restrictions on Demand Registrations.
         ------------------------------------

         (a) The Company shall not be obligated to effect more than two Demand Registrations hereunder while it does not meet the eligibility criteria set out in NI 44-101 to file a short-form prospectus. There shall be no restriction on the number of Demand Registrations that may be requested at a time in which the Company meets the eligibility requirements for a short-form prospectus filing pursuant to NI 44-101. Notwithstanding the foregoing, the Company shall not be obligated to effect a Demand Registration by way of short-form prospectus more than once in any given six (6) month period. For the purposes of this subsection, a Demand Registration will not be considered as having been effected until a final receipt has been issued in all jurisdictions for the prospectus pursuant to which the Registrable Securities are to be sold.

         (b) Notwithstanding Section 2.1, the Company is not obligated to comply with a Holder's request for a Demand Registration for a period (the "Standstill Period") ending on the earlier of:

                  (i) 90 days following the date on which the Company gave notice (a "Standstill Notice") to the Holders that the Company is in the course of offering Common Shares (or securities convertible into or carrying the right to acquire Common Shares), or that it intends to do so within 30 days of such notice;

                  (ii)     45  days   following   completion   of  the  offering
                           described in clause (i); and

                  (iii)    45 days after the giving of the Standstill  Notice if
                           (1) in the case of an offering by way of prospectus, no preliminary prospectus has been filed by the end of the 45 day period; and (2) in the case of an offering by way of private placement, binding subscription agreements have not been entered into by the end of the 45 day period or an offering memorandum has not been distributed to potential purchasers by the end of the 45 day period;

                  if, in the opinion of the Company's investment dealer acting reasonably (with a copy of such written opinion to be supplied by the Company to the Holders), the sale of Registrable Securities pursuant to such Demand Registration at the time and on the terms requested would materially and adversely affect the offering of Common Shares (or securities convertible into or carrying the right to acquire Common Shares) undertaken or to be undertaken by the Company. The Company may not deliver a Standstill Notice after receipt by the Company of a Demand






                              Page 64 of 75 Pages

                  Registration and may not give a Standstill Notice to the Holders for a period of 60 days following the termination of any Standstill Period.

2.6      Selection of Underwriters.
         -------------------------

Subject to the approval of the Company, which approval shall not be unreasonably withheld, the Holders will have the sole right to select the investment banker(s) and manager(s) to administer the offering in connection with the Demand Registration.



                                  ARTICLE III
                             REGISTRATION PROCEDURES
                             -----------------------

3.1      Procedures.
         ----------

Upon receipt of a request from a Holder pursuant to Section 2.1, the Company will effect a Demand Registration as requested. In particular, the Company will as expeditiously as possible:

         (a)      prepare  and file  (in any  event  within  60 days  after  the request for Demand Registration has been delivered to the Company) in the English and, if required, French languages, a preliminary prospectus under and in compliance with the Securities Acts in each jurisdiction in which the Demand Registration is to be effected and such other related documents as may be necessary to be filed in connection with any such preliminary prospectus and shall, as soon as possible after any comments of the Commissions have been satisfied with respect thereto, prepare and file under and in compliance with the Securities Acts a prospectus in the English and, if required, French languages, and receive receipts therefor and use its best efforts to cause a receipt to be issued for such prospectus as soon as possible and shall take all other steps and proceedings that may be necessary in order to qualify the Designated Registrable Securities under the applicable Securities Acts for distribution by registrants who comply with the relevant provisions of the Securities Acts (provided that, before filing all such documents referred to in this
                  Section 3.1(a), the Company will furnish to the counsel to the Holder copies thereof and otherwise comply with Section 4.1 hereof);

         (b)      prepare  and  file  with  the  applicable  Commissions  in the jurisdictions in which the Demand Registration is to be effected such amendments and supplements to such preliminary prospectus and prospectus as may be necessary to comply with the provisions of the applicable Securities Acts with respect to the distribution of Designated Registrable Securities, and to take such steps as are necessary to maintain the qualification of such prospectus until the earlier of (i) the time at which the distribution of the Designated Registrable Securities is completed and (ii) six months after the receipt for such prospectus has been issued by each of the applicable Commissions (provided that, before filing such documents, the






                              Page 65 of 75 Pages

                  Company will furnish to the counsel to the Holder copies thereof and otherwise comply with Section 4.1 hereof);

         (c) furnish to the Holders such number of copies of such preliminary prospectus, prospectus, and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as such Holder may reasonably request in order to facilitate the disposition of the Designated Registrable Securities owned by the Holder;

         (d) cause to be furnished to the Holders, the underwriter or underwriters of any offering and such other persons as the Holders may reasonably specify:

                  (i) an opinion of counsel to the Company addressed to the Holders and the underwriter or underwriters of such offering and dated the closing date of the offering as to the Company's legal status and capacity, the Company's authorized share capital, the validity of the Designated Registrable Securities, the "eligibility for investment" of the Designated Registrable Securities, the enforceability of any underwriting agreement to which the Company is a party, and the qualification of the Registrable Securities for sale;

                  (ii) a non-statutory "comfort" letter addressed to the underwriter or underwriters dated the date of the preliminary prospectus, the prospectus and the closing date of the offering signed by the auditors of the Company and providing comfort in relation to financial information contained in the prospectus;

                  (iii) if the prospectus is filed in Quebec, opinions of Quebec counsel to the Company and the auditors of the Company addressed to such Holder and relating to the translation of the preliminary prospectus and the prospectus, such opinions being dated the dates of the preliminary prospectus, prospectus and closing; and

                  (iv) such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as such Holder may reasonably request;

         (e) immediately notify the Holders of the happening of any event during the period in Section 3.1(b) as a result of which the preliminary prospectus or the prospectus, as then in effect, would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Holders or any underwriters);

         (f) otherwise use its best efforts to comply with all applicable published instruments, policies, rules and regulations of the applicable Commissions and any stock






                              Page 66 of 75 Pages
                  exchange, automated quotation system, and over the counter market on which the Designated Registrable Securities are then listed or quoted;

         (g) cause all such Designated Registrable Securities to be listed on each securities exchange, automated quotation system, or over the counter market on which similar securities issued by the Company are then listed;

         (h) provide a transfer agent and registrar for such Designated Registrable Securities no later than the closing date of the offering;

         (i) enter into an underwriting agreement with the underwriters for the offering, such agreement to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification agreements consistent with Section 4.2 and such other documents on such terms and conditions as are customary in secondary offerings and take all such other actions as permitted by law as the Holders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of the Designated Registrable Securities by the Holders; and

         (j) in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or of any order suspending or preventing the use of any prospectus or suspending the qualification of any of the Designated Registrable Securities qualified by such prospectus for sale in any applicable Canadian provinces, the Company will notify the Holders of such event and use its best efforts promptly to obtain the withdrawal of such order or ruling.

         The Holders will not (until further notice) effect sales of Designated Registrable Securities or deliver any prospectus in respect of such sale after notification by the Company of any order or ruling suspending the effectiveness of the prospectus or after notification by the Company under paragraph (e) hereof.

3.2      Other Sales.
         -----------

After receipt by the Company of a Demand Registration, the Company will not without the prior written consent of the Holders, which will not be unreasonably withheld, authorize, issue or sell Common Shares or securities convertible or exchangeable into or exercisable for such securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for securities issued pursuant to any legal obligation in effect prior to the delivery of the Demand Registration) until a period of at least 90 days has elapsed from the date receipts are issued under all Securities Acts applicable to the prospectus or 7.5 months after the date of the request for a Demand Registration, whichever shall first occur.

3.3      Obligations of Holder.
         ---------------------

3.3.1    In connection with any Demand Registration, each Holder shall:






                              Page 67 of 75 Pages

         (a) provide such information with respect to itself and the number of securities of the Company held by the Holder as may be reasonably required by the Company to comply with the applicable Securities Acts in each jurisdiction in which the Demand Registration is to be effected;

         (b) if required under applicable Securities Acts, execute any certificate forming part of a preliminary prospectus, prospectus or similar document to be filed with the applicable Commissions;

         (c) immediately notify the Company of the happening of any event during the period in Section 3.1(b), as a result of which the preliminary prospectus or the prospectus, as in effect, would include an untrue statement of material fact or would omit any fact that is required to be stated or is necessary to make any statement therein not misleading in light of the circumstances in which it was made insofar as such facts or statements relate to or were provided by the Holder; and

         (d) otherwise use its best efforts not to breach all applicable published instruments, policies, rules and regulations of the applicable Commissions and any stock exchange, automated quotation system, and over-the-counter market on which the Designated Registrable Securities are then listed or quoted.

3.3.2 Each Holder agrees and acknowledges that, for so long as Greywolf is its manager and/or advisor, all such actions required to be taken by the Holder pursuant to this Agreement shall be taken by Greywolf on its behalf.


                                   ARTICLE IV
                         DUE DILIGENCE, INDEMNIFICATION
                         ------------------------------

4.1      Preparation; Reasonable Investigation.
         -------------------------------------

In connection with the preparation and filing of any preliminary prospectus or prospectus as herein contemplated, the Company will give the Holders and its underwriters, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Company in writing, which in the reasonable judgment of the Holders and their counsel should be included, and will give each of them such reasonable and customary access to the Company's books and records and such reasonable and customary opportunities to discuss the business of the Company with its officers and auditors as shall be necessary in the opinion of any such Holder, such underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which any such Holder, such underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Securities Acts and in order to enable such underwriters to execute the certificate required to be executed by them in Canada for inclusion in each such document.






                              Page 68 of 75 Pages

4.2      Indemnification.
         ---------------

         (a) By Company. The Company agrees to indemnify, to the extent permitted by law, each Holder and each Person, if any, who participates as an underwriter in the offering or sale of the Designated Registrable Securities, their respective officers and directors and each Person who controls such Holder or underwriter (within the meaning of any applicable Securities
                  Act) against all losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon
                  (i) any information or statement contained in the preliminary prospectus, the prospectus or any amendment thereto which at the time and in light of the circumstances under which it was made contains a misrepresentation (as defined in the applicable Securities Act); (ii) any omission to state in the preliminary prospectus or the prospectus any fact that was required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; (iii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, court or other competent authority based upon any untrue statement or omission or any misrepresentation in the preliminary prospectus, the prospectus or any amendment thereto or based upon any failure to comply with applicable securities laws (other than any failure by the Holder or the underwriters) preventing or restricting the trading in or the sale and distribution of the Designated Registrable Securities pursuant to a Demand Registration; and (iv) non-compliance by the Company with any of the Securities Acts in connection with a Demand Registration and the distribution effected thereunder, except insofar as (v) any information or statement referred to in clause (i), (ii) or (iii) of this Section 4.2(a) has been furnished in writing to the Company by the Holder pursuant to
                  Section 4.2(b) or the underwriters expressly for use therein or (vi) caused by such Holder's or any underwriter's failure to deliver to a purchaser of Designated Registrable Securities a copy of the prospectus or any amendments or supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same.

         (b) By Holders. In connection with any Registration of Designated Registrable Securities, the Holders will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of any Securities
                  Act) against any losses (excluding loss of profits), claims, damages, liabilities and expenses arising out of or based upon
                  (i) any untrue statement of material fact contained in the prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make any statement therein not misleading, but only to the extent that such untrue statement, or omission is contained in any information so furnished in writing by such Holders, pursuant to this Section 4.2(b), or (ii) any default by the Holders in respect of its obligations under Section 3.3 hereof.

         (c) Procedure. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable






                              Page 69 of 75 Pages
                  judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party, without the express written consent of an indemnified party, may settle any claims.

         (d) Survival: The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto.

         (e) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section is unavailable or insufficient to hold harmless an indemnified party in respect of any losses (or actions or proceedings in respect thereof) referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or the other hand in connection with the statements or omissions which resulted in such losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an indemnified party as a result of the losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonable incurred by such indemnified party in connection with investigating or defending any loss which is the subject of this paragraph.

                  No indemnified party guilty of fraudulent misrepresentation shall be entitled to contribution from the indemnifying party if the indemnifying party was not guilty of such fraudulent misrepresentation. No contribution shall be made by an






                              Page 70 of 75 Pages
                  indemnifying party under circumstances where such party would not have been liable for indemnification under Section 4.2. Moreover, contribution by a Holder of Designated Registrable Securities shall be limited in amount to the net amount of proceeds received by such Holder from the sale of such Designated Registrable Securities pursuant to such prospectus. The provisions of this Section 4.2(e) shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 4.2(e) and shall survive the transfer of Designated Registrable Securities by the Holders pursuant to Section 5.4 of this Agreement.

                                   ARTICLE V
                                     GENERAL
                                     -------

5.1      Other Agreements.
         ----------------

The Company represents and warrants to each Holder that it has not, and covenants with each Holder that it will not, enter into any agreement with respect to its securities that is inconsistent with or violates the rights granted to the Holders pursuant to this Agreement. Other than this Agreement, a Canadian registration rights agreement dated the date hereof entered into with certain accounts managed or advised by DDJ Capital Management LLC and those certain United States Registration Rights Agreement dated August 22, 2005 and as of the date hereof, respectively (collectively, the "Other Registration Rights Agreements"), the Company represents and warrants to the Holder that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Acts or any securities or blue sky laws of any jurisdiction. The Company agrees that, for so long as any Holder is entitled to registration rights under this Agreement, the Company shall not enter into any agreement, other than the Other Registration Rights Agreements, granting registration rights with respect to the Company's capital stock that conflict with or impair, or have any priority over, the registration rights granted hereby.

5.2      Remedies.
         --------

Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

5.3      Amendments.
         ----------

Except as otherwise provided herein, the provisions of this Agreement may only be amended with the prior written consent of the Company and the Holders.




                              Page 71 of 75 Pages

5.4      Assignment.
         ----------

This Agreement and the rights and obligations of the parties hereto shall bind and enure to the benefit of each of the parties hereto. Each Holder shall have the right to transfer or assign any of its rights or obligations under this Agreement in connection with the transfer of all of its Common Shares to a third party.

5.5      Counterparts.
         ------------

This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

5.6      Severability.
         ------------

If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be enforceable in accordance with its terms.

5.7      Delays or Omissions.
         -------------------

No delay or omission to exercise any rights, power or remedy accruing to any party to this Agreement, upon the breach or default of the other party shall impair any such rights, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of the party of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the parties, shall be cumulative and not alternative.

5.8      Descriptive Headings.
         --------------------

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

5.9      Governing Law.
         -------------

All question concerning the construction, validity and interpretation of this Agreement and the exhibits and schedules hereto will be governed by the internal law, and not the law of conflicts, of the Province of Ontario.






                              Page 72 of 75 Pages

5.10     Notices.
         --------

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by facsimile transmission or mailed (registered or certified mail, postage prepaid). Such notices, demands and other communications will be delivered to the parties at the respective addresses or facsimile numbers indicated below:

     (a)     if to the Company:        SR Telecom Inc.
                                       8150 TransCanada Highway
                                       Montreal, Quebec
                                       H4S 1M5

                                       Attention: Chief Financial Officer
                                       Facsimile: 514-956-4405

     (b)     if to the Holders, to:    Greywolf Capital Management LP
                                       4 Manhattanville Road, Suite
                                       201 Purchase, NY 10577

                                       Attention:  General Counsel
                                       Facsimile: (914) 251-8244


5.11     Termination.
         -----------

This Agreement shall terminate on the date on which the Holders, based on their aggregate holdings (including any Common Shares issuable on conversion of the Convertible Notes on the basis that only the Holders and no other holder of Convertible Notes converts the Convertible Notes) cease to hold less than 20% of the issued and outstanding Common Shares (including Common Shares issuable on conversion of the Convertible Notes on the basis that only the Holders and no other holders of Convertible Notes converts the Convertible Notes) and otherwise cease to be a person described in paragraph (c) of the definition of "distribution" in the Securities Act (Ontario).

IN WITNESS WHEREOF, the parties hereto have caused the agreement to be duly executed as of the date first above written.









                              Page 73 of 75 Pages

                                         SR TELECOM INC.


                                         By: /s/ illegible
                                             --------------------
                                             Name:
                                             Title:






















                              Page 74 of 75 Pages

                              GREYWOLF CAPITAL MANAGEMENT L.P.,
                              on behalf of Greywolf Capital Overseas Fund,
                              Greywolf Capital Partners II LP and Greywolf Loan Participation LLC




                              By:  /s/ Michelle Lynd
                                   ------------------------------
                                   Michelle Lynd
                                   Authorized Signatory



















                              Page 75 of 75 Pages